JAWS TECHNOLOGIES, INC.
     1013 17th Avenue SW    Calgary, Alberta    Canada, T2T 0A7    Tel: (403)
                         508-5055    Fax: (403) 508-5058



November  19,  1999



Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Judiciary  Plaza
450  5th  Street  N.W
Washington,  D.C.  20549

Re:     JAWS  Technologies,  Inc.
        Pre-effective  Amendment  No.  3  to  Form  SB-2
        File  No.  333-65583
        Filed  August  6,  1999

Ladies  and  Gentlemen:

     The Registrant requests that the Commission consent to the withdrawal of the captioned Registration Statement for the reason that an agreement has been entered into with the holders of the convertible securities to cancel part and privately convert part, therefore, registration of the common stock issuable upon conversion is no longer necessary.

     Please notify us, with a copy to our counsel, when the Commission consents to the withdrawal.

Yours  truly,


/s/Robert J. Kubbernus
--------------------------------
Robert  J.  Kubbernus
Chief  Executive  Officer

RJK/ldo

cc:  Sonfield  &  Sonfield
     Attn:  Robert  L.  Sonfield,  Jr.
     770  South  Post  Oak  Lane,  Suite  435
     Houston,  Texas  77056
     Fax:  (713)  877-1547